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VIA EDGAR AND VIA HAND DELIVERY		Washington, D.C.

File No. 038284-0001

Elaine Wolff, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Digital Realty Trust, Inc.

Registration Statement on Form S-11 Filed August 2, 2004

File No. 333-117865

Dear Ms. Wolff:

On behalf of Digital Realty Trust, Inc. (the “Company”), enclosed herewith is Amendment No. 1 to the Company’s Registration Statement on Form S-11 (the “Amendment”), as filed with the Securities and Exchange Commission on September 17, 2004 (the “Registration Statement”). The Company has amended the Registration Statement in response to comments contained in the letter from the Staff, dated September 2, 2004 (the “Comment Letter”), and addressed to Mr. Michael F. Foust, Chief Executive Officer of the Company. The responses in this letter are based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter. We will separately deliver copies of the amended Registration Statement, marked to show changes responsive to the Comment Letter, to members of the Staff specified in the Comment Letter.

For ease of review, we have set forth the numbered comments of the Comment Letter and the Company’s responses thereto.

General

1.	Please revise to disclose the reason for structuring the formation transactions so that you redeem partnership units received by the members of GI Partners rather than structuring it so that such persons receive cash. We may have further comment.

Response: In response to the Staff’s comment, the Company has revised the third bullet of the “Summary—Structure and Formation of Our Company” and the ninth bullet of the “Structure and Formation of Our Company” sections of Amendment No. 1 to the Registration Statement to include the requested disclosure.

Elaine Wolff

September 17, 2004

2.	We note your disclosure on page II-2 that all initial contributors “irrevocably committed to the contribution” of interests and assets prior to the filing of the registration statement. We further note that the units to be issued to at least one of the contributors are “subject to adjustment by the underwriters in a range between $75 million and $175 million if necessary to facilitate this offering.” Please confirm that the amount of consideration or the formula for determining the consideration for these properties was contained in the written agreements executed prior to the filing of the registration statement.

Supplementally provide us with a copy of the executed agreements whereby these sellers were irrevocably committed to the sale of the properties.

Response: The Company supplementally advises the Staff that:

•	CalPERS and GI Contributors, which will receive pro rata allocations by dividend from GI Partners of portions of the redeemable exchangeable limited partnership units of the operating partnership (“units”) issued to GI Partners in the formation transactions, are not contributors and accordingly, the pro rata allocation of units to them following completion of the offering is not a sale by an issuer requiring registration or an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”); and

•	assuming arguendo that the pro rata dividend of units by GI Partners to CalPERS and GI Contributors constituted a sale, these transactions would be exempt from registration under Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”), and would not be integrated with the Company’s initial public offering.

Background

GI Partners was formed in 2001. It was not formed in contemplation of this offering or for the purpose of investing in the Company. Since its formation, GI Partners has made private equity investments in eight operating companies and has purchased over 20 properties. CalPERS and GI Contributors have been investors in GI Partners since its inception, and share pro rata in its gains and losses, in proportion to their capital commitments.

Contribution Transactions

The parties receiving units in the formation transactions, including GI Partners (the “contributors”), each executed a contribution agreement with the operating partnership prior to August 2, 2004, the date of the initial filing of the Registration Statement, irrevocably committing to the contribution of the properties or interests owned by such contributor. The contribution agreements are filed as Exhibits 10.11 through 10.13 with Amendment No. 1 to the Registration Statement. Exhibit D to each of the GI Partners and exchange parties contribution agreements and Section 1.2 and Exhibit B of the

Elaine Wolff

September 17, 2004

Pacific-Bryan Partners contribution agreement sets forth the number of units that will be issued to the contributors in exchange for their properties or interests. These unit amounts are not subject to change at the option of any of the parties to the contribution agreements.

Subsequent Unit Allocation and Purchase Transactions

Separate and apart from the contribution transactions, immediately following the completion of the offering, GI Partners will allocate in a dividend to its investors, CalPERS and GI Contributors, pro rata in accordance with their interests and the terms of GI Partners’ limited liability company agreement, a portion of the units received by GI Partners in the contribution transactions, and the Company will use a portion of the proceeds from the offering to purchase from CalPERS and GI Contributors the units allocated to them at a price per unit equal to the per share public offering price of the Company’s common stock in the public offering, net of underwriting discounts and commissions and financial advisory fees payable to the underwriters. The allocation and unit purchase agreements entered into between the Company, GI Partners, CalPERS and GI Contributors are filed as Exhibits 10.17 through 10.20 with Amendment No. 1 to the Registration Statement.

Analysis of Allocation Transactions

We believe that the pro rata dividend by GI Partners to its investors is not a sale by an issuer requiring registration or an exemption from registration under the Securities Act. See Louis Loss & Joel Seligman, Fundamentals of Securities Laws 318-319 (4th Ed. 2004).

Even assuming arguendo that the pro rata dividend of units by GI Partners constituted a sale, the transactions would be exempt from registration under Section 4(2) under the Securities Act. Each of CalPERS and GI Contributors has represented that it is an accredited investor within the meaning of Rule 501(a) of Regulation D, is sophisticated and has the knowledge and experience to evaluate the merits and risks of its investment under Rule 506 of Regulation D. Each was solicited on a private basis based on its ownership of GI Partners in a manner not involving general solicitation or general advertising.

The Staff has consistently taken the position that an otherwise valid private placement made in reliance on Section 4(2) of the Securities Act or Rule 506 of Regulation D will not be integrated with a subsequent offering of the same or similar securities under Rule 152 if:

•	the purchaser has completed its investment decision with regard to the private placement before the registration statement with respect to the subsequent public offering is filed;

Elaine Wolff

September 17, 2004

•	the purchaser’s investment decision is contained in a written agreement that is binding upon the purchaser;

•	the closing of such is subject only to normal closing conditions, provided that there are no closing conditions that are within the control of the purchaser; and

•	there is no renegotiation of the agreement between the issuer and the purchaser subsequent to the filing of the registration statement.

See, for example, The Equitable Life Assurance Society of the United States (avail. February 20, 1992) and Black Box, Inc. (avail. June 26, 1990); Vintage Group, Inc. (avail. May 11, 1988); Immune Response Corp. (avail. November 2, 1987); Vulture Petroleum Corporation (avail. February 2, 1987); BBI Associates (avail. December 29, 1986); and Verticom, Inc. (avail. February 12, 1986).

In this case, each of CalPERS and GI Contributors made its investment decision with respect to the allocation transactions by delivering allocation agreements irrevocably committing GI Partners to allocate the units in a dividend to CalPERS and GI Contributors, and obligating CalPERS and GI Contributors to accept such allocations, prior to the filing of the Registration Statement on August 2, 2004. The allocation agreements constitute binding written obligations of CalPERS and GI Contributors, subject only to conditions precedent not within their control.

Pursuant to the allocation agreements, the value of the units to be allocated by GI Partners to CalPERS and GI Contributor is up to $175 million in the aggregate, subject to downward adjustment by the Company’s underwriters within the range of $75 million to $175 million. Each of CalPERS and GI Contributors is contractually guaranteed an allocation in a minimum amount specified in its respective allocation agreement. So long as these minimum amounts are exceeded, the underwriters may exercise their rights under this cut-back provision in their sole good faith judgment. Under the allocation agreements, neither CalPERS nor GI Contributors can take any action which could affect any adjustment made by the underwriters. Moreover, neither CalPERS nor GI Contributors has any right to consent to, participate in, or be notified in advance of, any such adjustment. This adjustment formula does not affect the number or value of the units to be issued by the operating partnership to GI Partners in exchange for the initial properties, which is determined solely pursuant to the contribution agreements. Therefore, the formula to adjust the value of the units to be allocated in a dividend and subsequently purchased is not within the control of GI Partners, CalPERS or GI Contributors. Rather, it is within the sole control of the Company’s underwriters based on their sole good faith judgment with respect to whether an adjustment to the units to be allocated out and purchased is necessary to facilitate the offering. As disclosed in Amendment No. 1. to the Registration Statement, the underwriters’ current judgment is that the aggregate allocation be limited to $134.4 million.

Elaine Wolff

September 17, 2004

Conclusion

Based upon the foregoing, Latham & Watkins LLP is of the opinion that the allocation transactions are not a sale, and even assuming arguendo that they constituted a sale, the allocation transactions would be exempt from registration under the Securities Act and would not be integrated with the Company’s initial public offering. Goodwin Procter LLP, counsel to the underwriters, has informed us that it concurs with our analysis.

3.	Throughout the prospectus you reference and rely on certain demographic and market data. If the demographic and market data upon which you rely has been widely disseminated in non-subscription publications or publications of general circulation like newspapers and magazines, please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus. Alternatively, if such information is only available to customers or subscribers of the provider, please file a consent from the provider for the use of its name and the information attributed to it.

Response: In response to the Staff’s comment, the Company has filed the consents of Forrester Research, Inc., Gartner Inc., IDC Research, Inc. and Tier1 Research as Exhibits 99.2 through 99.5.

4.	We note that throughout the prospectus you use the phrase “we believe” or similar statements. For example, see:

•	p. 1 “[our tenants] are leaders in their respective areas.”

•	p. 1 “the location of and improvements to our facilities are generally essential to our tenants’ businesses…”

•	p. 2 “Based on current market rents . . . we believe [our properties] could not be replicated today on a cost-competitive basis.”

Please provide supplemental support for these statements.

Response: In response to the Staff’s comment, the Company has enclosed with this letter a binder that includes copies of support materials for the statements identified by the Staff and certain other statements included in Amendment No. 1 to the Registration Statement.

5.	Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

Response: In response to the Staff’s comment, the Company is in the process of selecting the pictures, graphics or artwork that will be used in the prospectus and will supplementally supply the Staff with these materials once they have been chosen.

Elaine Wolff

September 17, 2004

Prospectus Cover Page

6.	We note the inclusion of red herring language in the cover page. Please supplementally advise the staff whether you have circulated the prospectus.

Response: In response to the Staff’s comment, the Company supplementally informs the Staff that the Company has not circulated the Registration Statement or the prospectus to prospective investors.

7.	We note the disclosure regarding the intention to apply to list the shares on the NYSE. Please refer to the note to Item 202 of Regulation S-K and advise or revise.

Response: The Company has received a letter from the NYSE that states that, based upon the NYSE’s review of the Company’s eligibility materials, the NYSE’s Listing and Compliance Committee has cleared the Company to file an Original Listing Application. Based upon a review of the eligibility criteria for listing on the NYSE and the clearance to file an Original Listing Application from the NYSE’s Listing and Compliance Committee, the Company believes that it has reasonable assurance that the common stock will be acceptable to the NYSE for listing. The Company will file a draft Original Listing Application with the NYSE immediately following the filing of Amendment No. 1 to the Registration Statement. Upon clearance of the draft Original Listing Application by the NYSE and prior to the printing of the preliminary prospectus, the Company will revise the referenced text to read as follows: “Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol ‘DLR.’”

8.	Please revise the third bullet point, the forepart of the summary, and the discussion of your structure in the summary to disclose the aggregate consideration, including the value of the units at the midpoint of the range, to be paid to affiliates for the initial properties.

Response: In response to the Staff’s comment, the Company has revised the third bullet point, the forepart of the summary and the discussion of the Company’s structure in the summary to disclose the aggregate consideration, including the value of the units at the midpoint of the range, to be paid to affiliates for the initial properties.

Prospectus Summary, page 1

9.	The overview of your business contains technical jargon that may be difficult for investors to understand. We note, for example, the terms “mission-critical applications,” “off-market deal flow” and “highly improved.”

Please revise to eliminate technical jargon and describe your business in clear, plain language.

Response: In response to the Staff’s comment, the Company has revised the overview of the Company’s business to eliminate or clarify industry-specific terminology.

Elaine Wolff

September 17, 2004

10.	Please eliminate cross-references from your summary and risk factor sections. Refer to Rule 421 (d) of Reg. C.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to eliminate cross-references from the summary and risk factor sections.

11.	Please revise the forepart of the summary to disclose the percentage of stock to be owned by affiliates after the offering, identifying those affiliates.

Response: In response to the Staff’s comment, the Company has revised the forepart of the summary to include the requested disclosure.

12.	We note your references to contributing “partners.” Please revise here and throughout to limit your use of the term “partnership” to those parties with whom you have agreements to share profits and losses. If you have no such partnership agreements, please revise to more accurately describe your relationships with those parties.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to more accurately describe the Company’s relationships with these parties.

Our Competitive Strengths, page 2

13.	We note you identify tenant diversification as a competitive strength. We also note that your top nine tenants account for over 50% of your portfolio. Please supplementally provide the basis for your belief that your tenant diversification provides you a competitive advantage over comparable companies.

Response: In response to the Staff’s comment, the Company has revised the referenced language to clarify that the Company believes that its presence in multiple markets is a competitive strength relative to companies that are concentrated in fewer markets. The Company has revised the referenced language to remove the reference to tenant diversification as a competitive strength.

14.	Please revise the discussion of your “Proven Acquisition Capability” to reflect your real estate acquisitions on an aggregate basis rather than a per year basis. Providing information on a per year basis is more appropriate in demonstrating a trend longer than two years.

Response: In response to the Staff’s comment, the Company has revised its discussion of its “Proven Acquisition Capability” to reflect the aggregate number of properties and square footage acquired on an aggregate basis.

Elaine Wolff

September 17, 2004

Summary Risk Factors, page 4

15.	Please conform the Summary Risk Factor section to changes made in response to our comments to the Risk Factor section.

Response: In response to the Staff’s comment, the Company has revised the “Summary Risk Factor” section to conform to changes made in response to the Staff’s comments to the “Risk Factors” section.

16.	Please add additional detail on the risks resulting from your estimated initial distributions. In particular, please disclose how you intend to fund any shortfall and any impact of such funding. In addition, please note that depending on the actual percentage, it may be appropriate to reference this risk on the cover page of the prospectus.

Response: In response to the Staff’s comment, the Company has revised the referenced summary risk factor to disclose how the Company intends to fund any shortfall and the impact of such funding. The Company supplementally informs the Staff that, because the Company presently does not anticipate that any portion of the estimated annual dividend will be funded using debt or the offering proceeds, the Company does not believe that it would be appropriate to reference this risk factor on the cover page of the prospectus.

The Properties, page 5

17.	Please define the term “Net Rentable Square Feet.” In addition, please supplementally disclose the definition of “renovated” and confirm that the same definition was applied in all instances where the term is used.

Response: In response to the Staff’s comment, the Company has revised the properties table to include a footnote defining the term “Net Rentable Square Feet.” The Company supplementally advises the Staff that the Company defines the term “renovated” to mean the latest significant refurbishment of a property that primarily relates to the positioning of the property for its current use (for example, through infrastructure improvements to provide fully redundant power supplies, multiple power feeds, above-standard electrical HVAC systems, raised floor areas, in-building communications cabling and high level security systems necessary for the building to function as a manufacturing facility, or telecommunications or IT infrastructure facility), and confirms that this definition is consistently applied in all instances where the term is used in the Registration Statement.

18.	Please disclose in footnote 5 that the option was granted by GI Partners. Please supplementally provide us with the option agreement.

Response: In response to the Staff’s comment, the Company has revised the referenced footnote to disclose that the option was granted by GI Partners. The Company has filed the Option Agreement as Exhibit 10.14 with Amendment No. 1 to the Registration Statement.

Elaine Wolff

September 17, 2004

19.	Please revise to include summary disclosure in a separately captioned section, entitled benefits to related parties and disclose with respect to each related party all direct and indirect benefits the party will receive as a result of the formation transactions.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to include summary disclosure, in a separately captioned section, of direct and indirect benefits that each related party will receive as a result of the formation transactions.

20.	Please revise to include summary disclosure in a separately captioned section, entitled conflicts of interest and disclose conflicts with any party receiving a benefit as a result of the formation transactions, including disclosure of conflicts involving your underwriters.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to include summary disclosure, in the existing separately captioned section entitled “Conflicts of Interest,” of conflicts with parties receiving a benefit as a result of the formation transactions, including the underwriters.

Structure and Formation of Our Company, page 8

21.	Please expand your disclosure to clarify how you determined the amount of consideration and partnership units that will be given by the operating partnership in exchange for the percentage ownership of the properties.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to provide the referenced disclosure.

22.	Please expand to briefly disclose the formula for adjusting the number of limited partnership units to be issued in exchange for the initial properties and briefly describe the circumstances under which it may be adjusted.

Response: In response to the Staff’s comment, the Company supplementally informs the Staff that the number of units to be issued for each property is set forth in the contribution agreements with respect to such properties. The contribution agreements provide for an adjustment to the number of units to be issued in the event that (i) initial estimates of the debt to be assumed upon consummation of the offering differ from target debt amounts identified in the contribution agreement and (ii) with respect to 200 Paul Avenue and 1100 Space Park Drive only, initial estimates of assumption fees payable upon consummation of the offering with respect to the indebtedness secured by such properties exceed 1% of the principal balances of such indebtedness. Pursuant to the terms of the contribution agreements, these adjustments will be made prior to the printing of the preliminary prospectus to be circulated to potential investors, and the final unit amounts, subject to no further adjustment, will be disclosed in the preliminary prospectus. Accordingly, the Company respectfully submits that disclosure of these adjustment mechanisms would not be material and would be potentially confusing to investors in that

Elaine Wolff

September 17, 2004

it could lead investors to believe that further adjustments to the number of units might occur, when they will not.

23.	Please supplementally disclose the status of your unsecured credit facility and the proposed new mortgage financing.

Response: In response to the Staff’s comment, the Company supplementally informs the Staff that the Company and the agent for its lenders have agreed upon the material terms with respect to the new mortgage financing and the agent for the lenders is in the process of preparing loan documents. With respect to the unsecured credit facility, the lender has informed the Company that it is in the process of seeking syndicate participants, and upon receipt of indications of interest, the Company and the lender will begin the process of preparing and negotiating the loan documents for the facility.

24.	Please disclose the name and title of your executive officers who are currently members of GI Partners’ management.

Response: In response to the Staff’s comment, the Company has revised the sixth bullet point under “Summary – Structure and Formation of our Company” and the fourteenth bullet under “Structure and Formation of Our Company” to disclose the name and title of the Company’s executive officers who are currently members of GI Partners’ management.

Our Structure, page 10

25.	Please expand the diagram to show the percentage ownership of affiliates of the registrant and the percentage ownership of the entities that will hold the limited partnership interests in the operating partnership rather than including footnote disclosure.

Response: In response to the Staff’s comment, the Company has revised the format of the diagram to show the percentage ownership by GI Partners, third-party contributors and directors and executive officers. The actual percentages will be included in a subsequent pre-effective amendment to the Registration Statement.

Risk Factors, page 17

26.	We note that the Camperdown House property will be held through a taxable REIT subsidiary. Please revise to include risk factor disclosure that because distributions to the REIT by a TRS are discretionary, such distributions may not be available for distribution to investors. Include disclosure regarding whether you will hold other properties through a TRS. Further, please revise the business section to discuss the reasons for holding this property and other properties in a taxable REIT subsidiary.

Response: In response to the Staff’s comment, the Company has revised the “Business and Properties” section to discuss the reasons for holding Camperdown House through a taxable REIT subsidiary and has revised the “Federal Income Tax Considerations”

Elaine Wolff

September 17, 2004

section to state that the Company does not have any present plan or intention to hold other properties through a taxable REIT subsidiary.

With respect to the Staff’s comment regarding the Company’s discretion in causing Asbury Park Holdings Limited (U.K.) (“Asbury Park Holdings”) to make distributions with respect to the Camperdown House property, the Company notes that Asbury Park Holdings will be a “controlled foreign corporation” within the meaning of Section 957 of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to which the operating partnership will be a “United States Shareholder,” as defined in Section 951 of the Code. In accordance with Section 951 of the Code, the operating partnership will be required to include its share of Asbury Park Holdings’ “subpart F income” in its taxable income on a current basis, whether or not such amounts are actually distributed to the operating partnership. The Company expects that all or substantially all of Asbury Park Holdings’ income will constitute subpart F income, and a portion of this income will be allocated to the Company in accordance with the terms of the partnership agreement of the operating partnership. Because the Company’s allocable share of this subpart F income will be included in its REIT taxable income for purposes of calculating the REIT distribution requirements applicable to the Company, the Company expects to make distributions of all or substantially all of its allocable share of Asbury Park Holdings’ income to its stockholders. From a REIT distribution perspective, these rules generally put Asbury Park Holdings in the same position as the limited liability companies which will own the other properties being acquired in the formation transactions, and distributions by Asbury Park Holdings are no more discretionary than distributions by these limited liability companies. Accordingly, although the Camperdown House property will be held through a taxable REIT subsidiary, the Company respectfully submits that it does not believe it is necessary to include an additional risk factor to the effect that distributions to the Company by Asbury Park Holdings are discretionary.

27.	Some of your risk factors discuss multiple risks and should be separated into distinct risks presented under separate captions. For example:

•	The first risk factor on page 17 appears to discuss both risks relating to your dependence on the technology sector and risks relating to many of your properties having tenant specific specifications; and

•	The first risk factor on page 19 appears to discuss both risks related to the limited operating history of your portfolio, risks relating to your internalization of asset management and accounting functions for which you will initially depend on CB Richard Ellis, and risks relating to your lack of an operating history as a public company.

Response: In response to the Staff’s comment, the Company has separated the referenced risk factors into distinct risks presented under separate captions.

Elaine Wolff

September 17, 2004

We depend on significant tenants, and many of our properties are single-tenant properties or are currently occupied by single tenants, page 17

28.	Please revise to identify the significant tenant leasing 11,000 square feet of net rentable space that is in bankruptcy.

Response: In response to the Staff’s comment, the Company has revised the risk factor to disclose the identity of the tenant that is in bankruptcy as of the date of the filing of Amendment No. 1 to the Registration Statement. The Company supplementally informs the Staff that the tenant leasing 11,000 square feet of net rentable space disclosed in the initial filing subsequently rejected its lease, which is now disclosed in the aggregate numbers relating to rejected leases elsewhere in the referenced risk factor.

Our properties depend upon local economic conditions, page 18

29.	In the header to this risk factor, please reflect the risks of geographic concentration discussed in the second paragraph. In addition, please remove the last sentence of the second paragraph as it mitigates the disclosed risk.

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor to provide the referenced disclosure and remove the last sentence of the second paragraph.

Tax protection provisions on certain properties could limit our operating flexibility, page 19

30.	Please revise the narrative disclosure in the risk factor to discuss the risk identified in the heading.

Response: In response to the Staff’s comment, the Company has revised the narrative disclosure in the referenced risk factor to provide the referenced disclosure.

Payments on our debt reduce cash available for distribution to you and may expose us to the risk of default under our debt obligations, page 20

31.	We note that you have agreed to make indebtedness available for guarantee by certain contributors of the initial properties. Please expand your disclosure to briefly state the amount of debt levels that you have agreed to maintain.

Response: In response to the Staff’s comment, the Company has revised this risk factor to disclose that the Company has agreed to make $20 million in indebtedness available for guarantee.

Elaine Wolff

September 17, 2004

We may have difficulty managing our growth, page 21

32.	Please consider deleting this risk factor as it is redundant with the preceding risk factor.

Response: In response to the Staff’s comment, the Company has deleted the referenced risk factor.

Failure to hedge effectively against interest rate changes may adversely affect results of operations, page 23

33.	Please revise to clearly identify all derivative instruments in which you may invest in order to hedge risk and to disclose that upon completion of the offering you intend to enter into interest rate swap agreements for approximately $149.8 million of your variable debt. Also, disclose all associated risks for all of your derivative instruments, including, without limitation, risks such as basis risks, credit risk, and legal enforceability risks. Make clear that hedging strategies may reduce the overall returns on your investments. Describe in sufficient detail the policies and procedures implemented to address risks associated with the use of derivatives. If no such policies and procedures are in place, please disclose so in the risk factor section.

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor to provide the requested disclosure. In addition, the Company has revised the “Policies with respect to Certain Activities” section to describe in detail the Company’s policies and procedures to address the risks associated with the use of derivatives.

We may pursue less vigorous enforcement of terms of contribution and other agreements because of conflicts with certain of our officers, page 27

34.	Please revise to briefly describe the conflicts of interest in connection with the contribution agreements and formation transactions apart from your vigorous enforcement.

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor to provide the requested disclosure.

Our charter and Maryland law contain provisions that may delay, defer or prevent a change of control transaction, page 27

35.	Please provide a brief reference to the other provisions of your organizational documents and Maryland law that might have anti-takeover effects, rather than just providing cross-references.

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor to provide the requested disclosure.

Elaine Wolff

September 17, 2004

Affiliates of our underwriters will receive benefits in connection with this offering, page 30

36.	Please explain how these conflicts of interest create risks for an investor.

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor.

The number of shares available for future sale could adversely affect the market price of our common stock, page 31

37.	Please provide additional quantitative detail on the scope of the risk, including the number of shares and the time of the lock-ups.

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor to provide quantitative detail on the scope of the risk.

Use of Proceeds, page 34

38.	Please revise to separate out the sources and uses of proceeds of the offering from sources and uses of other funds needed for each specified purpose. See Instruction 3 to Item 504.

Response: In response to the Staff’s comment, the Company has revised the “Use of Proceeds” section as requested.

39.	Please disclose the interest rate and maturity of the loan from GI Partners being repaid with the proceeds of the offering. Refer to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the “Use of Proceeds” section to disclose that the loan from GI Partners being repaid with the proceeds of the offering does not bear interest and is payable upon 10 days’ notice.

Dividend Policy, page 36

40.	Please disclose the percentage of your estimated annual dividend that will represent a return of capital and, if applicable, the percentage of the estimated annual dividend that will be funded using debt or these offering proceeds.

Response: In response to the Staff’s comment, the Company has revised the “Dividend Policy” section to disclose the percentage of the estimated annual dividend that will represent a return of capital. The Company supplementally advises that Staff that it presently does not anticipate that any portion of the estimated annual dividend will be funded using debt or the offering proceeds.

Elaine Wolff

September 17, 2004

Capitalization, page 40

41.	Revise to include a column, after the historical combined data, showing the combined effect of all pro forma adjustments prior to the receipt and use of the offering proceeds, followed by a pro forma as adjusted column that gives effect to the offering.

Response: In response to the Staff’s comment, the Company has revised the “Capitalization” section to include a column showing the combined effect of all pro forma adjustments prior to the receipt and use of the offering proceeds.

Dilution, page 41

42.	In the table, please show the impact of the offering and the formation transactions separately, or supplementally explain your reason for not doing so.

Response: In response to the Staff’s comment, the Company has revised the “Dilution” section to show the impact of the offering and the formation transactions separately.

43.	Please include a table showing the difference in value paid per share or units by the continuing investors and the investors purchasing in the offering, or supplementally explain your reason for not doing so.

Response: In response to the Staff’s comment, the Company has revised the “Dilution” section to show the difference in value paid per share or units by the continuing investors and the investors purchasing in the offering.

Selected Financial Data, pages 43-44

44.	Please revise to explain how management uses FFO per share information to conduct or evaluate its business and in what way it provides meaningful information to investors (as the per share measure does not depict the amount that accrues directly to shareholders’ benefit). Refer to Question 11 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Company has revised the “Summary Selected Financial Data” table and the “Selected Financial Data” table to remove FFO per share information.

45.	Please disclose the material limitations associated with the use of FFO compared to the use of the most comparable GAAP financial measure and how management compensates for the limitations.

Response: In response to the Staff’s comment, the Company has revised footnote 2 to each of the “Summary Selected Financial Data” table and the “Selected Financial Data” table, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to provide the requested disclosure.

Elaine Wolff

September 17, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Factors Which May Influence Future Results of Operations, page 47

46.	Please provide a discussion of how operating expenses may influence future results of operations.

Response: In response to the Staff’s comment, the Company has revised the “Factors Which May Influence Future Results of Operations” to provide the requested disclosure.

47.	In your discussion of conditions in significant markets, please disclose your view of current trends in the Denver rental market as compared with the current lease terms of your Denver properties expiring in the next 24 months.

Response: In response to the Staff’s comment, the Company has revised the discussion of conditions in significant markets to provide the requested disclosure.

Pro Forma Operating Results, page 51

48.	We note your discussion of the reclassification of management fees. Please supplementally disclose whether the asset manager’s operations with respect to the properties to be owned by the company following this offering were profitable. We may have additional comments.

Response: In response to the Staff’s comment, the Company supplementally informs the Staff that GI Partners’ asset manager has informed the Company that it has earned approximately $1 million of profit per year in connection with asset management services provided to GI Partners. Using the same percentage that the Company used to allocate the total asset management fees incurred by GI Partners to Digital Realty Predecessor, the Company calculated the estimated profit to the asset manager related to providing asset management services to the Digital Realty Predecessor. The Company has removed this profit from the amount of asset management fees that the Company has reclassified to general and administrative expenses in entry (FF) to the Company’s pro forma financial statements and has revised its discussion of pro forma operating results accordingly.

Liquidity and Capital Resources, page 53

49.	In your discussion of expected property capital expenditures, please discuss the estimated costs of your strategy to convert certain properties to collocation facilities. Please also consider discussing the estimated costs of the planned relocation of your corporate headquarters to the extent you expect such costs will be material.

Response: In response to the Staff’s comment, the Company has revised the discussion of expected property capital expenditures to provide the requested disclosure. The Company supplementally advises the Staff that the Company does not currently believe that the costs of the planned relocation will be material.

Elaine Wolff

September 17, 2004

50.	Please provide a reference to your lock-up agreements with respect to certain contributed properties.

Response: In response to the Staff’s comment, the Company has revised the “Liquidity and Capital Resources” section to provide a reference to the Company’s tax indemnification obligations with respect to the 200 Paul Avenue and 1100 Space Park Drive properties.

51.	Please disclose, when known, details on the financial covenants in your unsecured credit facility.

Response: In response to the Staff’s comment, the Company undertakes to disclose, when known, details on the financial covenants in the Company’s unsecured credit facility.

Industry Background/Market Opportunity, page 67

52.	We note that you include lists of tenants for each property type in this section and in the section entitled “Description of Initial Portfolio” on page 80. Please confirm that the listed tenants are representative of the complete tenant list for each property type and disclose the basis for inclusion of such tenants. For example, only four of the 15 listed tenants under “Telecommunications Infrastructure” and none of the six listed tenants under “Information Technology Infrastructure” appear in your “20 largest tenant” list on page 77.

Response: In response to the Staff’s comment, the Company has revised the referenced lists of tenants for each property to only include those companies which are among the Company’s 40 largest tenants. Of the tenants listed, 14 are among the Company’s top 20 and the remaining 7 are among the second twenty. On this basis, the Company believes that the listed companies are representative of the Company’s tenants for each property type.

53.	We note your statements about the estimated average annual rent charged for collocation facilities and the fact that you have achieved “similar premiums.” Please disclose the premiums you have achieved at your collocation facilities.

Response: In response to the Staff’s comment, the Company has revised the discussion of collocation facilities in the “Industry Background/Market Opportunity” section to provide the requested disclosure.

Elaine Wolff

September 17, 2004

Business and Properties, page 71

54.	Please conform this section to changes made in response to comments provided on the Summary section.

Response: In response to the Staff’s comment, the Company has revised the “Business and Properties” section to conform to changes made in response to the Staff’s comments provided on the “Summary” section.

55.	Please provide the disclosure regarding promoters required by Item 11 of Form S-11, including the information called for by Item 11(d) regarding the names of the promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter.

Response: In response to the Staff’s comment, the Company has revised the last paragraph of the “Overview” section to disclose the information required by Item 11(d) of Form S-11.

56.	Please disclose whether you have an operational website.

Response: In response to the Staff’s comment, the Company supplementally informs the Staff that it does not currently have an operational web site, but is in the process of establishing one. The Company intends to have the new web site operational shortly after the closing of its initial public offering. When operational, the Company anticipates that the Internet address of such site will be www.digitalrealtytrust.com.

Our Competitive Strengths, page 72

57.	We note your discussion of “Unique Partner Relationships.” Please consider adding a risk factor that discusses the importance to your business of the “off market” deal flow provided by CBRE, the reduced investment of CBRE in the company as a result of this offering and the possibility that CBRE might in the future dispose of its interests in the company and/or cease providing such deal flow.

Response: In response to the Staff’s comment, the Company has revised the “Risk Factors” section to add the suggested risk factor.

Business and Growth Strategies, page 73

58.	Please disclose the percentage of your leases, or an estimate thereof, that have expense pass-through provisions.

Response: In response to the Staff’s comment, the Company has revised the referenced “Business and Growth Strategies” section to provide the requested disclosure.

Elaine Wolff

September 17, 2004

59.	We note your discussion of “Convert Improved Space to Collocation Use.” Please consider adding a risk factor that discusses the risks of such a strategy.

Response: In response to the Staff’s comment, the Company has considered the Staff’s comment and respectfully submits that although converting space to collocation use is one of the Company’s growth strategies, a risk factor that discusses the risks of this strategy is not presently necessary. As disclosed in the Registration Statement, the Company has identified only approximately 181,000 square feet of data center space for conversion to collocation space. Because most of this space already contains substantial technology-related tenant improvements, the Company does not presently believe that the incremental costs to convert the space to collocation use will be material. Furthermore, the timing of expenditures can be staged in response to tenant demand.

Historical Capital Expenditures, page 80

60.	Please briefly describe why the non-recurring capital expenditures at your properties for the remainder of 2004 will be so much higher than historical figures.

Response: In response to the Staff’s comment, the Company has revised the discussion of expected capital expenditures for the remainder of 2004 to clarify that the increase relative to historical figures is due to the increase in size of the Company’s portfolio.

Description of Initial Portfolio, page 80

61.	Please provide all the disclosures required by Item 15 of Form S-11 with respect to the 10% properties. The descriptions of certain of the properties are missing information on real estate taxes, 10% tenants and nature of title.

Response: In response to the Staff’s comment, the Company supplementally informs the Staff that the only properties that meet the conditions set forth in Item 15 of Form S-11 are: 200 Paul Avenue, Univision Tower, Carrier Center, Hudson Corporate Center, 36 Northeast Second Street, Savvis Data Center, Ardenwood Corporate Park and Comverse Technology Building. The disclosure included in the initial filing of the Registration Statement provides information relating to the real estate taxes and 10% tenants for each of these properties. The Company has revised the disclosure to clarify that the Company will own a fee simple interest in 200 Paul Avenue and Carrier Center.

62.	Please disclose what, if any, environmental reviews have been conducted on the properties in your portfolio. Please disclose whether there were any material issues raised as a result of the review and any remedial work conducted.

Response: In response to the Staff’s comment, the Company has revised the “Business and Properties” section to provide the requested disclosure.

Elaine Wolff

September 17, 2004

Management, page 108

Directors and Executive Officers, page 108

63.	Please provide the information required by Item 21 of Form S-11 for your two remaining director nominees.

Response: In response to the Staff’s comment, the Company undertakes to provide the information required by Item 21 of Form S-11 upon selection of the remaining director nominees.

Board Committees, page 110

64.	When known, please disclose the members and chairpersons of your board committees.

Response: In response to the Staff’s comment, the Company undertakes to disclose the members and chairpersons of the board committees when known.

Compensation of Directors, page 110

65.	Please tell us supplementally whether Mr. Zerbst or any of your independent directors that are affiliated with a significant shareholder receive compensation from their employers that is related to such employer’s investment in the company. We may have additional comments.

Response: The Company has been informed by Mr. Zerbst that, for personal reasons, Mr. Zerbst wishes to withdraw his consent to be named as a director nominee. The Company supplementally confirms that its other current independent director nominee, Ruann F. Ernst, is not affiliated with a significant shareholder. The Company will supplementally inform the Staff with respect to its other independent director nominees when they are known, if applicable.

Indemnification Agreements, page 118

66.	Please provide a summary of the material terms of the indemnification agreements.

Response: In response to the Staff’s comment, the Company has revised the “Indemnification Agreements” section to provide the requested disclosure.

Elaine Wolff

September 17, 2004

Certain Relationships and Related Transactions, page 119

67.	Please revise to disclose the aggregate consideration, including the value of the units at the midpoint of the range, to be paid to affiliates for each of the initial properties and the basis for determining the consideration.

Response: In response to the Staff’s comment, the Company has revised the “Certain Relationships and Related Transactions” section to include tables providing the requested disclosure relating to the value of the consideration given for each property as well as narrative disclosure relating to the basis for determining the consideration.

Other Benefits to Related Parties and Related Party Transactions, page 123

68.	Please disclose that Mr. Zerbst is president of the CBRE entity that will hold the units and serves on the management committee of GI Advisor.

Response: As noted in response to Comment 65, Mr. Zerbst has withdrawn his consent to be named as a director nominee and, accordingly, the Company has removed references to Mr. Zerbst from Amendment No. 1 to the Registration Statement.

Principal Stockholders, page 137

69.	Please supplementally explain why the vested long term incentive units in footnotes 5, 7, 8, 9 and 10 are not included in the table.

Response: In response to the Staff’s comment, the Company has included vested long-term incentive units in the table in the Principal Stockholders section.

Shares Eligible for Future Sale, 148

Rule 144, page 148

70.	Please add disclosure on the availability of Rule 701 of the Securities Act for resales of securities received by executives on the exercise of the options described on page II-3 of your registration statement.

Response: In response to the Staff’s comment, the Company has revised the Shares Eligible for Future Sale section to add disclosure on the availability of Rule 701 for resales of securities received upon exercise of options.

Elaine Wolff

September 17, 2004

Underwriting, page 170

71.	We note the statement that the obligations of the underwriters to purchase the shares are subject to approval of legal matters by counsel and to “other conditions.” Please revise to briefly summarize those other conditions.

Response: In response to the Staff’s comment, the Company has revised the “Underwriting” section to provide a brief summary of the other conditions to the underwriters’ obligations to purchase the shares.

72.	Please confirm that there will not be a directed share program.

Response: The Company has not finally determined whether there will be a directed share program, but will inform the Staff if it chooses to implement one.

73.	When known, please revise to identify the members of the underwriting syndicate that will engage in electronic distributions. Supplementally, please confirm that those underwriters have cleared their online offering procedures with the staff. If not, please provide a more detailed description of their online offering procedures, including screen shots and drafts of any communications those underwriters propose to use in the electronic distribution.

Response: In response to the Staff’s comment, the Company confirms to the Staff that, when known, the Company will revise the “Underwriting” section to identify the members of the underwriting syndicate that will engage in electronic distributions and will supplementally confirm that those underwriters have cleared their offering procedures with the Staff, or will supplementally provide the additional information requested by the Staff with respect to such procedures.

74.	Please specify which underwriters have performed services for you in the past.

Response: In response to the Staff’s comment, the Company has revised the “Underwriting” section to remove the reference to services performed by the underwriters for the Company in the past because the “Underwriting” section discloses that an affiliate of Citigroup Global Markets, Inc. is a lender under the GI Partners bridge loan facility that will be repaid in connection with the offering and neither the underwriters nor their affiliates have provided any other services for the Company in the past.

Financial Statements

General

75.	Update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has updated the financial statements in accordance with Rule 3-12 of Regulation S-X.

Elaine Wolff

September 17, 2004

76.	Supplementally advise us of how you have complied with the financial reporting requirements of Rule 3-14 of Regulation S-X for acquisitions that were individually significant as well as those which were significant in the aggregate. Include in your response a listing of all acquisitions made in 2003 and 2004 as well as probable acquisitions as of now. Rule 3-14 requires financial statements of operating real estate properties acquired or to be acquired that are individually insignificant, if the acquisitions, in aggregate with other individually insignificant acquired or to be acquired properties exceed 10% of the registrant’s total assets as of the most recently completed year end prior to the acquisition date. To compute significance, combine individually insignificant properties into two groups: (a) properties you acquired during the most recently completed fiscal year, and (b) properties you acquired during the interim period and properties you probably will acquire. Determine the significance of each group separately.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the Digital Realty Predecessor acquired eight investments in real estate during the year ended December 31, 2003, all from third parties. Seven of the 2003 acquisitions were operating properties and one was a vacant property at the time of purchase. The vacant property, now known as the Maxtor Manufacturing Facility, was not leased to a tenant during 2002; rather it was owner occupied. The Predecessor purchased this property in September 2003 and then leased it to Maxtor Corporation. Since the Maxtor Manufacturing Facility was not an operating property during 2002 and 2003 until after the Predecessor acquired the property, no financial statements for this property are required to be included in the Registration Statement for this property.

Based on total assets of approximately $270 million as of December 31, 2002, the individually significant acquisitions made during 2003 consist of the operating properties for which the purchase price exceeds $27 million. Three of the seven 2003 operating property acquisitions have purchase prices in excess of this threshold and, accordingly, audited statements of revenues and certain expenses have been included in the Registration Statement for those properties. The properties are Ardenwood Corporate Park, Granite Tower and Stanford Place II, purchased for approximately $57 million, $33 million and $35 million, respectively.

The four individually insignificant acquisitions made during 2003 consist of ASM Lithography Facility, AT&T Web Hosting Facility, Brea Data Center and VarTec Building, which were purchased for approximately $22 million, $14 million, $10 million and $12 million, respectively, for an aggregate of $58 million. Audited statements of revenues and certain expenses have been included in the Registration Statement for two of the four properties, ASM Lithography Facility, AT&T Web Hosting Facility, which have purchase prices totaling approximately $36 million. Accordingly, the Company has included audited financial statements for 50% of the number of individually insignificant acquisitions and 62% of the aggregate dollar amount of individually insignificant acquisitions, including audited financial statements for all individually insignificant acquisitions in excess of 5% of total assets at year end.

Elaine Wolff

September 17, 2004

The Predecessor acquired six investments in real estate to date in 2004 and there are currently four probable acquisitions that the Company expects to be consummated on or before the completion of the offering. All of these acquisitions are operating properties and all of the sellers are third parties.

Based on total assets of approximately $480 million as of December 31, 2003, the individually significant acquisitions and probable acquisitions for 2004 consist of the properties for which the purchase price exceeds $48 million. Four of the ten 2004 acquisitions and probable acquisitions have purchase prices in excess of this threshold and, accordingly, audited statements of revenues and certain expenses have been included in the Registration Statement for those four properties. The properties are Carrier Center, Comverse Technology Building, Savvis Data Center and 200 Paul Avenue, with purchase prices or estimated purchase prices of approximately $75 million, $58 million, $60 million and $70 million, respectively.

The six individually insignificant acquisitions and probable acquisitions for 2004 consist of 100 Technology Center, Webb at LBJ, AboveNet Data Center, 1100 Space Park Drive, Siemens Building and eBay Data Center, which have purchase prices of approximately $38 million, $47 million, $37 million, $17 million and $14 million, respectively, for an aggregate of approximately $153 million. Audited statements of revenues and certain expenses have been included in the Registration Statement for four of these six properties, 100 Technology Center, Webb at LBJ, AboveNet Data Center, 1100 Space Park Drive, which have purchase prices totaling $101 million. Accordingly, the Company has included audited financial statements for 67% of the number of individually insignificant acquisitions and 66% of the aggregate dollar amount of individually insignificant acquisitions, including audited financial statements for all individually insignificant acquisitions in excess of 5% of total assets at year end.

77.	Please tell us why you have not included financial statements for ASM Lithography Facility, AT&T Web Hosting Facility, Granite Tower and Stanford Place II for the interim period before their acquisition.

Response: In response to the Staff’s comment, the Company has included unaudited financial statements for the referenced properties for the interim period from January 1, 2003 to the date of acquisition for the respective properties.

Pro Forma Condensed Financial Statements, pages F-4 through F-16

78.	Revise the pro forma balance sheet to include a subtotal column to show the combined effect of all pro forma adjustments prior to the receipt and use of the offering proceeds, followed by a column giving effect to the offering and the final column giving effect to all pro forma adjustments.

Response: In response to the Staff’s comment, the Company has revised the pro forma balance sheet to include the requested disclosure.

Elaine Wolff

September 17, 2004

79.	Please disclose separately the components of the equity account on the face of the balance sheet (i.e., common stock, additional paid in capital).

Response: In response to the Staff’s comment, the Company has revised the pro forma balance sheet to provide formatting for the requested disclosure. The amount for common stock is presently included in the additional paid in capital line. This amount will be included in the common stock line that the Company added to the pro forma balance sheet in a subsequent pre-effective amendment to the Registration Statement.

80.	Revise the third paragraph of note 1(A) relating to your consolidation policy of the operating partnership to address your consideration of other important rights that limited partners may have (i.e., right to replace the general partner or approve the acquisition of principal partnership assets). Refer to paragraph .09 of SOP 78-9.

Response: In response to the Staff’s comment, the Company has revised the third paragraph of note 1(A) to include the requested disclosure.

81.	Please revise the pro forma financial statements to give effect to the employment agreements and the management agreement with the exchange parties described on pages 114-117 and 121, respectively, or advise us why it is not appropriate to do so under Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, the Company respectfully submits that the Digital Realty Predecessor incurred salary expense for Messrs. Magnuson, Foust and Peterson indirectly through payment of the asset management fee reflected in pro forma adjustment (FF) and that the changes in the salary for these individuals as a result of the employment agreements has been included in pro forma adjustment (GG) along with the salaries of Messrs. Stein and Wilson who will be hired upon completion of this offering. Therefore the full amount of compensation expense to be incurred pursuant to the employment agreements has been reflected in the pro forma financial statements.

Please also note that the rental property operating and maintenance expenses included in the Company’s pro forma financial statements include the historical property management fees for 200 Paul Avenue and 1100 Space Park Drive, which were computed at 2.5% of revenues compared to 2.0% under the new property management agreement. The Company concluded that the 0.5% difference is immaterial to the Company’s pro forma income statements and, accordingly, the Company did not prepare a pro forma adjustment to reduce the property management fee.

82.	Include a footnote that explains how you computed pro forma earnings per share.

Response: In response to the Staff’s comment, the Company has added the requested disclosure as new note II to the notes to the pro forma financial statements.

Elaine Wolff

September 17, 2004

Digital Realty Predecessor

Note 2(a) Principles of Combination, pages F-26 – F-27

83.	Please explain to us why the predecessor financial statements report the results of operations of only certain real estate subsidiaries of GI Partners along with an allocation of certain assets, liabilities, revenues and expenses of GI Partners rather than the results of operations and financial position of GI Partners. If the registrant will succeed to substantially all of the GI Partners key operating assets (i.e. real estate), we would presume full audited financial statements of GI Partners is necessary in order to provide investors with the complete and comprehensive financial history of the business. In your response to this comment, please tell us the total carrying value of GI Partners consolidated real estate properties and compare this value to the carrying value of the property that will be contributed to the registrant and the carrying value of the property GI Partners has granted a right of first offer.

Response: In response to the Staff’s comment, the Company respectfully submits that the Company will not succeed to substantially all of GI Partners’ assets and accordingly, the Predecessor is comprised of only a subset of the subsidiaries of GI Partners. GI Partners has numerous investments that will not be contributed to the Operating Partnership and GI Partners will continue to operate after its contributions of certain real estate investments are made to the Operating Partnership.

GI Partners currently has equity investments in eight operating companies in its private equity portfolio for an aggregate investment of approximately $227 million that will not be contributed to the Operating Partnership. Additionally, GI Partners holds two investments in real estate with purchase prices totaling approximately $22 million, which will not be contributed to the Operating Partnership, although GI Partners has granted the Operating Partnership a right of first offer to purchase these investments in real estate. Because the buildings subject to these investments are both currently vacant, the Company has determined that it is not presently probable that the Operating Partnership will acquire these two investments in real estate and they have been excluded from the Predecessor.

The Operating Partnership has an option to acquire one of GI Partners’ investments in real estate, Carrier Center, in exchange for Operating Partnership units. Since the Company believes that this acquisition is probable, Carrier Center has been included in the Predecessor historical financial statements beginning as of the date that GI Partners acquired Carrier Center.

Finally, there are two investments in real estate that were purchased by GI Partners, which were subsequently sold resulting in profit to GI Partners. Since these properties will not be contributed to the Operating partnership, their historical results of operations and the gains on sale have been excluded from the Predecessor’s historical financial statements.

Elaine Wolff

September 17, 2004

The carrying value of GI Partners’ assets to be contributed net of the liabilities to be assumed as of June 30, 2004 is approximately $218 million as presented in the unaudited combined financial statements of the Predecessor included in Amendment No. 1 to the Registration Statement. The carrying value as of June 30, 2004 of GI Partners’ assets that will not be contributed net of liabilities that will not be assumed is approximately $174 million based on unaudited financial information included in GI Partners’ general ledger.

84.	Please clarify in the paragraph that bridges pages F-26 and F-27 what it means to grant a right of first offer in certain properties, disclose the terms of the offer, and identify the party to whom this right has been granted, and advise us. If this is a purchase right granted to the registrant, you should disclose whether or not management believes it is probable that the Company will acquire the properties. If it is probable, we believe you should include the historic financial information of the properties in the Predecessor financial statements along with an accrual for any payment obligation.

Response: In response to the Staff’s comment, the Company has revised the referenced paragraph to provide the referenced disclosure. As noted in the Company’s response to Comment 83, because the buildings subject to these rights of first offer are both currently vacant, the Company has determined that it is not presently probable that the Operating Partnership will acquire these two properties and they have been excluded from the Predecessor financial statements. The Company supplementally advises the Staff that additional disclosure regarding the rights of first offer can be found in “Certain Relationships and Related Transactions – Carrier Center Option and Right of First Offer Agreements.” The agreements are filed as Exhibits 10.15 and 10.16 to Amendment No. 1 to the Registration Statement.

Note (2)(e) Purchase Accounting for Acquisition of Investments in Real Estate, pages F-27 – F-28

85.	Refer to the last paragraph of this policy note on page F-28. Please revise your policy for assigning value to acquired identifiable intangible assets, consisting of in-place leases and tenant relationships, to record these assets at their estimated fair values in accordance with paragraph 37e of SFAS 141. Your current policy suggests you use a residual value methodology for valuing these assets, which we believe is not in accordance with GAAP.

Response: In response to the Staff’s comment, the Company has revised the last paragraph of note 2(e) to clarify the calculation methodology used to estimate the fair value of the in-place lease value and the fair value of tenant relationship value.

Elaine Wolff

September 17, 2004

Note 3 Investments in Real Estate, page F-31

86.	Please revise to fully comply with the disclosure requirements of paragraphs 51-55 of SFAS 141.

Response: In response to the Staff’s comment, the Company respectfully submits that the disclosure requirements of paragraphs 51-55 of SFAS 141 relate to business combinations. Paragraph 9 of SFAS 141 states that “a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities.” Footnote 4 to paragraph 9 references EITF Issue No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, as providing guidance on determining whether an asset group constitutes a business.

Based on the discussion included in EITF 98-3, the Company concludes that the acquisitions of real estate do not constitute acquisitions of businesses; rather they are acquisitions of productive assets. Paragraph 6 of EITF 98-3 states, “A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.”

The Company’s investments in real estate do not have any employees nor do they have processes for leasing, cash receipts, cash disbursements, procurement, and other property and asset management processes. Upon acquisition of each of the Company’s investments in real estate, the Company engaged a property management company to provide property management business processes and Global Innovation Advisor LLC performed the asset management business processes for the properties.

Despite the Company’s conclusion that the Company’s acquisitions of investments in real estate are not business combinations, the Company recognizes that it is generally accepted practice that guidelines included in SFAS 141 related to allocating the fair value of assets acquired and liabilities assumed are applicable to the acquisition of an investment in real estate.

Elaine Wolff

September 17, 2004

Note 6 Asset Management and Other Fees to Related Parties, pages 66-67

87.	We note on page 19 that you will internalize certain management functions. Please revise to disclose the terms of the termination of the service agreement with your affiliate, the nature of the consideration given and received in these transactions and how you accounted for them.

Response: In response to the Staff’s comment, the Company respectfully submits that note 6 states, “neither the REIT nor the Operating Partnership are or will be parties to the Agreement requiring payment of the asset management fee.” Accordingly, there will be no termination fee paid by the Company once the Company begins to incur the Company’s general and administrative expenses directly instead of indirectly via the asset management fee. The historical asset management fees were allocated between GI Partners’ real estate portfolio and its private equity investment portfolio. The amount allocated to the real estate portfolio is included as an expense in the Predecessor’s financial statements since historically, these fees constituted the general and administrative expense related to the real estate assets.

The agreement between the asset manager and GI Partners will not be terminated. GI Partners will continue to operate and pay asset management fees based on the terms of its agreement with its asset manager following the Company’s initial public offering.

88.	Regarding your methodology for allocating the GI Partners asset management fee, clarify in Note (6) if the numerator of the ratio includes the investment in properties for which GI Partners have granted a right of first offer, discussed in Note (2)(a). If not, explain to us why it is not reasonable to do so.

Response: In response to the Staff’s comment, the Company has revised note 6 to clarify that the numerator does include the properties for which the operating partnership has rights of first offer.

89.	Please revise to include a management’s assertion that the allocation method of asset management fees is reasonable. Refer to Question 2 of SAB Topic 1:B.1.

Response: In response to the Staff’s comment, the Company has revised note 6 to include management’s assertion that the allocation of asset management fees is reasonable.

Part II. Information Not Required in Prospectus

90.	Please provide the undertakings required by Item 37 of Form S-11.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to provide the undertakings required by Item 37 of Form S-11.

Elaine Wolff

September 17, 2004

Exhibits

91.	Please file copies of your legal and tax opinions or provide us with drafts of these opinions so that we have an opportunity to review them. Please also file any material agreements required to be filed under Item 601 of Item S-K.

Response: In response to the Staff’s comment, the Company is supplementally providing copies of the Exhibit 5 legal and Exhibit 8 tax opinions for review as Annexes to this letter. The Company is filing Exhibits 10.5 through 10.21 with Amendment No. 1 to the Registration Statement and will file the remaining material contracts when they are available.

*  *  *  *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (213) 891-8371 or Keith Benson at (415) 646-8307 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian Kleindorfer
Julian Kleindorfer of LATHAM & WATKINS LLP

Enclosures

cc:	John J. Huber, Latham & Watkins LLP
Michael McTiernan, Esq., United States Securities and Exchange Commission
Michael F. Foust, Digital Realty Trust, Inc.

Annex A

[LETTERHEAD OF VENABLE LLP]

DRAFT – SUBJECT TO REVIEW AND CHANGE

September     , 2004

Digital Realty Trust, Inc.

Suite 280

2730 Sand Hill Road

Menlo Park, California 94025

Re:    Registration Statement on Form S-11 (No. 333-117865)

Ladies and Gentlemen:

We have served as Maryland counsel to Digital Realty Trust, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of up to                  shares (the “Shares”) of Common Stock, $.01 par value per share, of the Company (the “Common Stock”), to be issued by the Company in an underwritten public offering, covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company, certified as of a recent date by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The form of Articles of Amendment and Restatement of the Company to be filed with the SDAT prior to the issuance of the Shares (the “Charter”), certified as of the date hereof by an officer of the Company;

Digital Realty Trust, Inc.

September     , 2004

4. The Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;

5. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

6. Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to, among other matters, (a) the authorization and filing of the Registration Statement, (b) the sale, issuance and registration of the Shares and (c) the appointment of a Pricing Committee of the Board (the “Pricing Committee”) to determine certain terms of the issuance of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

7. A certificate executed by an officer of the Company, dated as of the date hereof; and

8. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or any other person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties,

Digital Realty Trust, Inc.

September     , 2004

statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. Prior to the issuance of any Shares by the Company, the Charter will have been filed with, and accepted for record by, the SDAT.

6. The Shares will not be issued in violation of any restriction or limitation contained in Article VI (Restriction on Transfer and Ownership of Shares) of the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Shares has been duly authorized and, when and to the extent issued in accordance with the Charter, the Registration Statement, the Resolutions and any other resolutions adopted by the Board or the Pricing Committee relating to the Shares, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein in the section

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entitled “Legal Matters” in the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

Annex B

[LETTERHEAD OF LATHAM & WATKINS LLP]

DRAFT

[__________ ___], 2004

Digital Realty Trust, Inc.

2730 Sand Hill Road

Suite 280

Menlo Park, California 94025

Re:	Digital Realty Trust, Inc.
Registration Statement on Form S-11

Ladies and Gentlemen:

We have acted as tax counsel to Digital Realty Trust, Inc., a Maryland corporation (the “Company”), in connection with the filing of a registration statement on Form S-11 on August 2, 2004 (such registration statement, as amended at the time it became effective, together with the documents incorporated by reference therein, the “Registration Statement”) by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the registration of up to [__________] shares of common stock, par value $.01 per share, as set forth in the prospectus contained in the Registration Statement (the “Prospectus”).

You have requested our opinion concerning certain of the federal income tax considerations relating to the Company. This opinion is based on various facts and assumptions, including the facts set forth in the Registration Statement concerning the business, assets and governing documents of the Company, Digital Realty Trust, L.P., a Maryland limited partnership (the “Operating Partnership”) and their subsidiaries. We have also been furnished with, and with your consent have relied upon, certain representations made by the Company, the Operating Partnership and their subsidiaries with respect to certain factual matters through a certificate of an officer of the Company (the “Officer’s Certificate”). With your permission, we have assumed the accuracy of the opinion of Venable, LLP, counsel for the Company, dated [__________ ___], 2004 with respect to certain matters of Maryland law.

In our capacity as tax counsel to the Company, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and other instruments as we have deemed necessary or appropriate for purposes of this opinion. For the purposes of our opinion, we have not made an independent investigation or audit of the facts set forth in the above referenced documents or in the Officer’s Certificate. In addition, in rendering this opinion

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we have assumed the truth and accuracy of all representations and statements made to us which are qualified as to knowledge or belief, without regard to such qualification. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents and the conformity to authentic original documents of all documents submitted to us as copies.

We are opining herein only as to the federal income tax laws of the United States, and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws, the laws of any state or other jurisdiction or as to any matters of municipal law or the laws of any other local agencies within any state.

Based on such facts, assumptions and representations, it is our opinion that:

1. As of the date hereof, the Company is organized in conformity with the requirements for qualification as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code; and

2. The statements in the Registration Statement set forth under the caption “Federal Income Tax Considerations” insofar as they purport to summarize certain provisions of the agreements, statutes or regulations referred to therein, are accurate summaries in all material respects.

No opinion is expressed as to any matter not discussed herein.

This opinion is rendered to you as of the date of this letter, and we undertake no obligation to update this opinion subsequent to the date hereof. This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Any such change may affect the conclusions stated herein. Also, any variation or difference in the facts from those set forth in the Registration Statement or Officer’s Certificate may affect the conclusions stated herein. As described in the Registration Statement, the Company’s qualification and taxation as a real estate investment trust depends upon the Company’s ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that the actual results of the Company’s operation for any particular taxable year will satisfy such requirements.

This opinion is rendered only to you, and is solely for your benefit in connection with the Registration Statement. This opinion may not be relied upon by you for any other purpose, or furnished to, quoted to or relied upon by any other person, firm or corporation for any purpose, without our prior written consent in each instance, provided however, that investors purchasing securities pursuant to the Registration Statement may rely on this opinion, as of the date hereof. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm name therein under the captions “Federal Income Tax Considerations” and

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“Legal Matters.” In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission promulgated thereunder.

Very truly yours,